SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On September 20, 2006, Korea Electric Power Corporation, or KEPCO, was served with process in connection with a complaint filed by Korea Land Corporation, or KLC, with the Seoul Central District Court requesting damages of KRW 150.5 billion, representing a refund that KLC alleges that it is entitled to in connection with 32 government-sponsored housing projects. Among the issues raised in the complaint is the alleged refund of installation costs for underground electric power cable facility. Under applicable laws and regulations in Korea, KEPCO is required to bear the cost of installing overhead electric power cable facilities in connection with these government-sponsored housing projects (including those sponsored by KLC). However, under these laws and regulations, it is uncertain as to who should bear the cost of installing “underground” electric power cable facilities. As the cost of installing an underground facility is considerably greater than installing an overhead facility, KEPCO has long since maintained in similar projects that the project sponsors, such as KLC, Korea National Housing Corporations (“KNHC”) or local governments, should bear the difference in costs of installation if such project sponsors choose the underground installation over the overhead installation and thus, have collected payments from project sponsors representing such difference. KLC and other sponsors have maintained otherwise and have filed several lawsuits to obtain a judicial decision on this matter and to collect the portion of payments attributable to the cost of installation described above. In addition to the lawsuit covered by the complaint served on KEPCO on September 20, 2006, 13 other lawsuits had been previously filed by KLC, KNHC and local governments against KEPCO with similar fact patterns and alleging damages amounting to in the aggregate KRW 64.5 billion. Two of these lawsuits have been pending at the Supreme Court of Korea for over one year. KEPCO expects that the decision by the Supreme Court on these two lawsuits dictate the outcome of the other pending lawsuits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ho Moon
Name :	Ho Moon
Title :	Chief Financial Officer

Date: September 25, 2006